UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2022
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of the Refinancing of Term Loans

On November 8, 2022, Nomad Foods Limited (the “Company”) entered into an Amendment and Restatement Agreement by and among the Company, Nomad Foods Europe Midco Limited (“Midco”), Credit Suisse AG, London Branch, as security agent and agent on behalf of certain other finance parties thereto, and the other lenders and parties thereto (the “Amendment and Restatement Agreement”) relating to that certain Senior Facilities Agreement dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017 and June 22, 2021, the “Senior Facilities Agreement”). Pursuant to the Amendment and Restatement Agreement, as of the closing of the refinancing (November 10, 2022) the Senior Facilities Agreement was amended and restated (as amended and restated the “Amended Senior Facilities Agreement”) to, among other things refinance the existing USD 960 million Term Loan B due 2024 (the “Existing Loan”) with a (i) USD 700 million term loan bearing interest at a rate per annum equal to the SOFR rate plus 3.75% due 2029 and (ii) EUR 130 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5% due 2029 (collectively the “Term Loans”). The Company used the net proceeds received in connection with the amendment and restatement of the senior credit facilities to repay the Existing Loan and for transaction expenses and general corporate purposes. The description of the Amended Senior Facilities Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Senior Facilities Agreement, which is attached hereto as Exhibit 99.1.

On November 10, 2022, the Company issued a press release announcing the closing of the Term Loans. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K. Except as specifically stated herein, this Report on Form 6-K and the document set forth in Exhibit 99.1 of the following Exhibit Index is incorporated by reference into the registration statements filed by the Company on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: November 10, 2022

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Senior Facilities Agreement, originally dated 3 July 2014, as amended and restated from time to time, including pursuant to the Amendment and Restatement Agreement, by, among others, the Company and Credit Suisse AG, London Branch as security agent and agent on behalf of certain other finance parties thereto.
99.2	Press Release issued by Nomad Foods Limited on November 10, 2022 relating to the closing of the Term Loans.